Exhibit 99.1

                                 August 31, 1998




Board of Directors
Successories, Inc.
2520 Diehl Road
Aurora, Illinois  60504

Ladies and Gentlemen:

     I am writing to you today as investment manager for shareholders of your firm who currently control approximately 1.2 million shares. I am concerned about shareholder value, not just for my clients, but for all Successories shareholders, and I am disappointed that the Board of Directors has failed to act boldly on behalf of its shareholders. Although the company has the ability to generate significant free cash flow due to superior margins and earnings growth, the events of the last six months show that this board has taken a "wait and see" approach that has not been accepted by investors.

     These are the items that I am asking the board to consider:

     1. Shareholder input should be sought in connection with a search for a new president. Consideration should be given to allowing Mac Anderson, together with an operating committee of Messrs. Kuptsis, Hays, McKey, and Halpin, to fill the role of president. I believe that these gentlemen may be best able to provide the company what it most needs in the near term: higher profits and a tight rein on expenses.

     2. Immediate consideration should be given to selling assets, including possibly the retail stores and the golf catalog, to generate funds to be used to repay debt and repurchase shares. The company can then focus on its highest margin businesses.

     3. The repurchase of shares is critical to the process of increasing shareholder value. First of all, Successories' board has to send a loud and clear message: we believe in this company, its prospects and our leadership. The board should approve a repurchase of at least 1,000,000 shares, to be funded out of asset sales and operations. While these shares may eventually find their way to reissuance through option programs for employees, I do not want to accept any dilution of my clients' position due to missed opportunities on the part of this board to increase shareholder value.

     4. The board should also consider paying a small dividend, once the debt is repaid and the share repurchase is well along. This will broaden the company's appeal to retail investors and allow certain types of institutional investors to own the stock. An $.08 annual dividend would cost the company $450,000 per year (assuming repurchase of the one million shares).

     5. Since I do not believe that the interests of shareholders have been recognized during our holding period, we need someone on the board that views shareholder value in the same way that I view my clients' money. It is the single best way that I know of to insure discussion of the key issues surrounding the creation of shareholder value.

     Consideration of the above points is critical if this company is ever to achieve its potential. I look forward to your response and would expect a reply by September 30, 1998.

                              Very truly yours,


                              /s/ David A. Corbin
                              David A. Corbin, CFA
                              President & Chief Investment Officer